FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: March 22, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Index for the 6-K filing

99.01

Press release: Lorus announces successful DSMB review and pharmacokinetic results from the ongoing Virulizin(R) phase III clinical trial

99.02

Press release: Lorus describes Virulizin(R)'s ability to induce a novel cytokine IL-17E to enhance antitumor activity

99.03

Press release: Lorus receives patent allowances to protect novel anticancer drug in phase II clinical trials, GTI-2040

Contacts:

Lorus Therapeutics Inc.

            Media Contacts:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein & Co.

(416) 798-1200 ext. 338            (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS ANNOUNCES SUCCESSFUL DSMB REVIEW AND PHARMACOKINETIC RESULTS FROM THE ONGOING VIRULIZIN(R) PHASE III CLINICAL TRIAL

TSX:

LOR

AMEX:           LRP

TORONTO, CANADA, February 8, 2005 - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, announced today that an independent data safety monitoring board (DSMB) reported on January 31, 2005 that the Company's ongoing phase III registration clinical trial in advanced pancreatic cancer, for its lead anticancer drug Virulizin(R), can continue without modification to the phase III study design.

The DSMB arrived at its independent conclusion after reviewing preliminary data from the phase III clinical trial.  The principal objective of the DSMB review was to evaluate the interim safety of the study.  The Virulizin(R) phase III clinical trial completed full enrollment of 436 patients at over 100 clinical sites in North America, South America and Europe in mid 2004 and is expected to conclude in mid 2005.  The DSMB is an independent panel of research experts who are not participating in the study.  The primary responsibility of the DSMB is to oversee the study and ensure the well being and safety of the participants in this clinical trial.

Additionally, Lorus has learned that the results of the pharmacokinetic drug interaction portion of the phase III clinical trial revealed no significant adverse interactions between Lorus's product Virulizin(R) and the current standard of care in pancreatic cancer, gemcitabine.  This data was also reviewed by an independent body and submitted to the U.S. Food and Drug Administration (FDA).  Virulizin(R) has been granted fast track status, orphan drug status and a special protocol assessment by the FDA in advanced pancreatic cancer.

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"The favorable safety profile of Virulizin(R), along with the positive outcome of the PK portion of our ongoing phase III clinical trial is very important as we prepare for the conclusion, data analysis and planned New Drug Application (NDA) for this important registration study in pancreatic cancer," said Lorus' CEO Dr. Jim Wright.

Virulizin(R) is a novel immunotherapy that stimulates a patient's innate immune system through the activation of macrophages and the infiltration of NK cells into tumors.  Evidence of clinical response was observed in Phase II clinical studies of Virulizin(R) as a monotherapy in advanced pancreatic cancer.  Median survival in these Phase II studies compared favorably with single-agent chemotherapy trials, and in contrast to most standard chemotherapeutic drugs, Virulizin(R) was well tolerated.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

Contacts:

Lorus Therapeutics Inc.

            Media Contacts:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein & Co.

(416) 798-1200 ext. 338            (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS DESCRIBES VIRULIZIN(R)'S ABILITY TO INDUCE A NOVEL CYTOKINE IL-17E TO

 ENCHANCE ANTITUMOR ACTIVITY

Accepted for presentation, 2005 American Society of Clinical Oncology Meeting

TSX:

LOR

AMEX:           LRP

TORONTO, CANADA, MARCH 9, 2005 - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the discovery that IL-17E, a novel component of the immune system,

participates in the mechanism of Virulizin(R)-mediated anticancer activity, further elucidating the mechanism of action of this drug, which is in a fully enrolled pivotal Phase III clinical trial for the treatment of pancreatic cancer.

Virulizin(R), Lorus' lead anticancer drug candidate, has demonstrated favourable safety and efficacy in phase I and II clinical trials by stimulating the immune system to attack and destroy tumor cells.  Scientists at Lorus have continued to identify the cellular components of the immune system involved in the mechanism by which Virulizin(R) acts as a novel biological response modifier.  Previously published results demonstrate that macrophages and NK cells, essential parts of the innate immune response, are important components in the antitumor mechanism of Virulizin(R).

A presentation on this discovery, entitled "Virulizin(R) induces production of IL-17E to enhance antitumor activity by recruitment of eosinophils into tumors," was selected as an abstract and a presentation as part of the Scientific Program in the Developmental Therapeutics: Immunotherapy General Session (Abstract ID:  2537) at the 2005 annual meeting of the American Society of Clinical Oncology (ASCO) in Orlando, Florida, May 13-17, 2005.

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"The presentation at ASCO will be our first discussion of these exciting results which add another layer to our understanding of how Virulizin(R) acts as a novel antitumor agent.  That Virulizin(R) stimulates a broad and intricate series of molecular and cellular changes is consistent with the complexity of the immune system and its ability to produce a multi-faceted response to tumors," said Lorus CEO Dr. Jim Wright.

About this discovery

To further elucidate how Virulizin(R) acts on the molecular level, Lorus initiated studies to identify cytokines that may be involved in transmitting the stimulatory effects of Virulizin(R).  In in vivo studies, sera from mice bearing human tumors were studied for altered expression of cytokines upon treatment with Virulizin(R).  Proteomic analyses including 2-D gel electrophoresis and MALDI-TOF mass spectrometry identified IL-17E as a cytokine that is increased in serum in response to Virulizin(R) treatment.  The increase in expression of IL-17E protein in serum was verified by 2 additional assays.  Furthermore, the increase in IL-17E protein appears to be the direct result of an increase in IL-17E mRNA. In vitro studies demonstrated that treatment of isolated splenocytes with Virulizin(R) result in increased IL-17E mRNA expression. Finally, Virulizin(R) treatment in vivo results in increased levels of eosinophils in blood consistent with the role of IL-17E as a pro-inflammatory cytokine, which can induce specific immune responses, associated with eosinophil expansion and infiltration into mucosal tissues.  Given that Virulizin(R) induces IL-17E expression, this leads to the possibility that Virulizin(R) recruits pro-inflammatory cells to the tumor site which may function in parallel and/or in synergy with macrophages and NK cells in mediating tumor destruction.

About Virulizin(R)

Virulizin(R) is a novel immunotherapy that stimulates a patient's innate immune system through the activation of macrophages and the infiltration of NK cells into tumors.  Virulizin(R) is currently in a fully enrolled pivotal Phase III registration clinical trial in North America, South America and Europe.  It has been awarded orphan drug status, fast track status and a special protocol assessment from the United States Food and Drug Administration.  Lorus anticipates having the full data set from the Phase III clinical trial in the fourth quarter of 2005.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

Contacts:

Lorus Therapeutics Inc.

Media Contact:

    US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

    Tim Clemensen

Senior Vice President

Mansfield Communications

    Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045   (212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com

    tim@rir1.com

LORUS RECEIVES PATENT ALLOWANCES TO PROTECT NOVEL ANTICANCER DRUG IN PHASE II CLINICAL TRIALS, GTI-2040

-Patent Protection in Europe and Canada-

TSX:

LOR

AMEX: LRP

TORONTO, CANADA, March 21, 2005 - Lorus Therapeutics Inc., a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced that its wholly owned subsidiary GeneSense Technologies Inc. has received notice from the European Patent Office of its intention to grant the GeneSense application for a patent of its novel antisense drug GTI-2040.

Lorus also announced that GeneSense has received a patent issued by the Canadian Patent Office for GTI-2040.

 Currently, development of GTI-2040 is being supported under a Clinical Trials Agreement with the United States National Cancer Institute (NCI).  Given the potential for GTI-2040 to improve the efficacy of a number of chemotherapies, for a range of indications, clinical trials conducted under the NCI-CTEP program involve combination therapy against non-small cell lung cancer, breast cancer, colorectal cancer, acute myeloid leukemia, prostate cancer and a variety of solid tumors.

Promising phase II interim clinical data arising from GTI-2040 in combination therapy for the treatment of renal cell carcinoma has provided evidence of disease stabilizations, tumor reductions and a favourable safety profile.  Patients in this phase II clinical study had previously failed or were ineligible for standard therapies, and were representative of a population with very poor prognostic outcome.

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The Canadian patent and European patent allowance follows patents issued by the United States Patent Office and the Singapore, Australian and New Zealand Patent Offices.  The patent application for this antisense drug has been filed in numerous additional international jurisdictions.

"These patents contribute to our strong global intellectual property portfolio, an important part of our strategy for creating shareholder value in our company," said Dr. Wright, CEO of Lorus Therapeutics

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation.  It has also been described as a malignant determinant that is elevated in a wide range of tumors, and through deregulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies.  In addition to the clinical trial in renal cell cancer described above, GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 will be tested in combination chemotherapy in six different clinical trials.  All of these trials have been initiated.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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